UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated:  August 3, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES ALL TIME RECORD REVENUES
IN THE SECOND QUARTER OF 2011

YEAR OVER YEAR REVENUE INCREASE OF 38% TO $28.8 MILLION

MIGDAL HAEMEK, Israel – August 3, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2011.

Main Financial Highlights of the Second Quarter

•	All time record revenues of $28.8 million, representing a sequential quarterly increase of 4.8% and a year-over-year increase of 38%.

•	Non-GAAP gross margin of 45.6% for the quarter compared with non-GAAP gross margin of 43.5% in the second quarter of last year; GAAP gross margin of 45.3% for the current quarter.

•	Non-GAAP operating income of $3.0 million compared with non-GAAP operating income of $1.7 million in the second quarter of 2010. GAAP operating income reached $2.8 million in the current quarter;

•	Non-GAAP net income of $2.9 million in the quarter compared with Non-GAAP net income of $1.4 million in the second quarter of 2010; GAAP net income of $2.2 million was earned in the current quarter.

•	Non-GAAP earnings per diluted share of $0.10; GAAP earnings per diluted share of $0.07.

Results for the three months ended June 30, 2011 on a non-GAAP basis, exclude the following items: (i) Expenses with respect to the acquisition of SELA and Printar; and (ii) share based compensation expenses. A re-conciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Second Quarter 2011 Financial Results

Revenues for the second quarter of 2011 increased 38% to $28.8 million, compared to $20.8 million in the second quarter of 2010. The level of revenues in the second quarter of 2011 were at an all time high for the Company growing 4.8% sequentially, and came in at the top-end of the previously-announced guidance range of between $27-$29 million. The ongoing growth is a result of the continued increase in demand from customers in the quarter, as well as the penetration of new customers and increasing sales of the Company’s new products. Compared with the prior quarter, revenues from semiconductor products in the quarter decreased by approximately 5% due to the softening in these markets, while revenues from PCB products increased by approximately 19%.

Gross profit on a GAAP basis in the quarter totaled $13.0 million (45.3% of revenues), compared with $8.8 million (42.4% of revenues) in the second quarter of 2010. Gross profit on a non-GAAP basis in the quarter totaled $13.1 million (45.6% of revenues), compared with $9.1 million (43.5% of revenues) in the second quarter of 2010.

Operating income on a GAAP basis in the quarter was $2.8 million (9.7% of revenues) compared with $1.2 million (5.8% of revenues) in the second quarter of 2010.  Non-GAAP operating income was $3.0 million (10.45% of revenues) in the quarter compared with $1.7 million (8.4% of revenues) in the second quarter of 2010.

Net income on a GAAP basis in the second quarter of 2011 totaled $2.2 million, or $0.07 per diluted share, compared to $460 thousand, or $0.02 per diluted share, in the second quarter of 2010.

Net income on a non-GAAP basis in the second quarter of 2011 was $2.9 million, or $0.10 per diluted share, compared with $1.4 million, or $0.05 per diluted share, in the second quarter of 2010.

Operating cash flow in the quarter amounted to a positive $1.5 million.

Cash and cash equivalents levels as of June 30, 2011 were $12.3 million with an additional amount of $5.1 million in restricted cash. This is compared with $9.2 million in cash and equivalents, and an additional $5.2 million restricted cash as at March 30, 2011.  The increase in cash and cash equivalents resulted mainly from a positive cash flow during the quarter and an increase in bank loans in the amount of $2.5 million.

Management Comment

Roy Porat, Camtek’s Chief Executive Officer, commented:  “We are continuing on from our great start to 2011 with another quarter of solid top line growth, and I am glad to present revenues of $28.8 million which is a new all time record for Camtek. We showed strong growth in our PCB business, despite some softening in our semiconductor business, the diversification across our businesses allowed us to continue with our growth in the quarter. With regard to our new products in the front-end semiconductor market, the Xact and the Gannet, we continued to see significant interest. We also qualified more tools at new customers, which is a confirmation of their technological capabilities. Looking ahead, we expect these new products to materialize the strong momentum we see in customers' interest, and become larger contributors to our overall long-term revenue growth.”

Mr. Porat concluded: “With regard to our outlook, while many of our peers in the semiconductor industry see some softening ahead, we see good order momentum and expect a sequentially more or less flat quarter with anticipated revenues of between $27.5 and $29.5 million.”

Conference Call

The Company will also host a conference call today, starting at 10:00 am ET. Roy Porat, Chief Executive Officer and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting  customers' latest technologies in the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Ranging from micro-to-nano, Camtek provides complete solutions for the whole product cycle of all electronic devices including smartphones, tablets and other cutting edge consumer products and applications.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2011	2010
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	12,318	9,577
Accounts receivable, net	33,317	28,817
Inventories	25,469	24,034
Due from affiliates	648	384
Other current assets	2,348	2,414
Deferred tax asset	54	54
Total current assets	74,154	65,280
Fixed assets, net	14,973	15,077
Restricted deposits *	5,084	5,182
Long term inventory	2,104	2,304
Deferred tax asset	152	152
Other assets, net	460	460
Intangible assets, net **	4,279	4,163
Goodwill	3,653	3,653
	15,732	15,914
Total assets	104,859	96,271
Liabilities and shareholders’ equity
Current liabilities
Short term bank loans	3,842	1,409
Accounts payable – trade	10,882	9,761
Long term bank loans – current portion	433	433
Other current liabilities	21,481	21,408
Total current liabilities	36,638	33,011
Long term liabilities
Long term bank loans	542	758
Liability for employee severance benefits	719	626
Other long term liabilities **	7,959	7,884
	9,220	9,268
Total liabilities	45,858	42,279
Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,791,722 issued as June 30, 2011 and 31,370,359 as of December 31, 2010, outstanding 29,699,346
as of June 30, 2011 and 29,277,983 as of December 31, 2010	133	132
Additional paid-in capital	60,833	60,452
Accumulated losses	(67)	(4,694)
	60,899	55,890
Treasury stock, at cost (2,092,376 as of June 30, 2011 and December 31, 2010)	(1,898)	(1,898)
Total shareholders' equity	59,001	53,992
Total liabilities and shareholders' equity	104,859	96,271

(*)	Bank guarantee against credit line related to the Rudolph Technologies appeal
(**)	Relates to Printar and SELA acquisitions

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	56,248	38,433	28,778	20,806	87,780
Cost of revenues	30,415	22,597	15,752	11,985	49,361

Gross profit	25,833	15,836	13,026	8,821	38,419

Research and development costs	7,360	6,224	3,581	3,138	12,906
Selling, general and administrative expenses	12,707	8,824	6,644	4,483	20,662
	20,067	15,048	10,225	7,621	33,568

Operating income	5,766	788	2,801	1,200	4,851

Financial expenses, net	(769)	(1,011)	(361)	(579)	(1,478)

Income (loss) before income taxes	4,997	(223)	2,440	621	3,373

Income tax	(370)	(264)	(234)	(164)	(557)

Net income (loss)	4,627	(487)	2,206	457	2,816

Net income (loss) per ordinary share:

Basic	0.16	(0.02)	0.07	0.02	0.10

Diluted	0.15	(0.02)	0.07	0.02	0.09

Weighted average number of ordinary shares outstanding:

Basic	29,487	29,248	29,641	29,254	29,259

Diluted	30,017	29,248	29,973	30,084	30,360

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	4,627	(487)	2,206	457	2,816

Acquisition of Sela and Printar related expenses (1)	1,138	1,273	575	626	2,093
Inventory write –downs	-	-	-	-	159
Share-based compensation	235	82	126	41	155
Restructuring expenses (2)	-	265	-	265	544
Non-GAAP net income (loss)	6,000	1,133	2,907	1,389	5,767

Non –GAAP net income (loss) per share , basic and diluted	0.20	(0.04)	0.10	0.05	0.19

Gross margin on GAAP basis	45.9%	41%	45.3%	42%	43.8%
Reported gross profit on GAAP basis	25,833	15,836	13,026	8,821	38,419

Acquisition of Sela and Printar related expenses (1)	160	517	80	237	731
Inventory write off	-	-	-	-	159
Share-based compensation	54	-	29	-	-
Non GAAP gross margin	46.3%	42.5%	45.6%	43.5%	44.8%
Non-GAAP gross profit	26,047	16,353	13,135	9,058	39,309

Reported operating income attributable to Camtek Ltd. on GAAP basis	5,766	788	2,801	1,200	4,851

Acquisition of Sela and Printar related expenses (1)	160	517	80	237	731
Inventory write- downs	-	-	-	-	159
Share-based compensation	235	82	126	41	155
Restructuring expenses (2)	-	265	-	265	544

Non-GAAP operating income	6,161	1,652	3,007	1,743	6,440

(1)
During the three and six months ended June 30, 2011 and 2010 and the twelve months ended December 31, 2010, the Company recorded acquisition expenses of $0.6 million, $1.1 million, $0.6 million, $1.3 million  and $2.1 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0 million, $0.2 million, $0.4 million and $0.4 million, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.5 million, $1 million, $0.4 million, $0.8 million and $1.4 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.07 million, $0.14 million, $0.05 million, $0.1 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company began to distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore, the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.

During the twelve months ended December 31, 2010 the Company recorded $0.28 million of restructuring expense with respect to reorganization in its subsidiaries in China.